Exhibit 99.104

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. (Formerly Immunovaccine Inc.) Announces Q1 2018 Financial Results

Halifax, Nova Scotia; May 14 2018 – IMV Inc. (TSX: IMV; OTCQX: IMMVD), a clinical stage immuno-oncology corporation, today released its financial and operational results for the first quarter ended March 31, 2018.

“In continuing to deliver value to our shareholders and partners, IMV has made remarkable progress this quarter in validating our potential in immuno-oncology. Since the beginning of 2018, we have expanded our clinical collaboration with Incyte; observed the dosing of first patients in both Phase 2 combination trials evaluating DPX-Survivac with Merck’s checkpoint inhibitor, pembrolizumab; and, completed a $14.375 million financing that provides funds for the Corporation through Q4 of 2019, which is beyond our major upcoming clinical milestones," said Frederic Ors, IMV's Chief Executive Officer. “These achievements have significantly advanced our programs, and together with our anticipated milestones – including our oral presentation at this year’s ASCO conference as well as early data read-outs from our Phase 2 combination trials with Merck, we look forward to further advancing DPX-Survivac in the immunotherapy clinical landscape.

“These achievements have come at a critical time in our Company’s history,” continued Mr. Ors. “We are now in a new phase of anticipated growth, announcing plans to list IMV common shares on the Nasdaq exchange, as well as changing the Company’s name from Immunovaccine to IMV, to better reflect the technologies we are advancing.”

Clinical program updates include:

DPX-Survivac

•	Phase 1b clinical trial in ovarian cancer with Incyte

Shortly following the end of the quarter, IMV announced an agreement with Incyte Corporation to expand the companies’ clinical trial collaboration, adding a Phase 2 component to the ongoing combination study. The Phase 2 arm will evaluate DPX-Survivac and low-dose cyclophosphamide with, and without, Incyte’s epacadostat in advanced ovarian cancer patients. In accordance with regulatory guidelines for combination trials, the goal of this portion of the program is to evaluate the clinical contribution of each investigational drug in the combination regimen.

•	Phase 2 clinical trial in Diffuse Large B Cell Lymphoma (DLBCL) with Merck

On March 28, 2018, the Corporation announced that the first patient was treated in the Phase 2 study combining DPX-Survivac, low-dose cyclophosphamide, and Merck’s checkpoint inhibitor, pembrolizumab, in patients with persistent or recurrent/refractory DLBCL.

•	Phase 2 clinical trial in ovarian cancer with Merck

During the first quarter, clinicians treated the first patient in the investigator-sponsored Phase 2 clinical trial evaluating DPX-Survivac, in combination with Merck’s checkpoint inhibitor, pembrolizumab, in patients with recurrent, platinum-resistant ovarian cancer.

Q1 2018 operational highlights include:

•	Potential Nasdaq listing: In May 2018, IMV announced that it has applied to list its common shares on the Nasdaq Stock Market LLC. In connection with the planned U.S. listing, and as previously authorized by its shareholders at more than 99%, the Corporation has implemented a consolidation of its outstanding common shares that was done on the basis of one new common share for every 3.2 outstanding common shares at the date of the consolidation, and changed the Corporation’s name from Immunovaccine Inc. to IMV Inc. The Company currently anticipates that, subject to the receipt of all required approvals, its common shares would begin trading on the Nasdaq before the end of Q2 2018.

•	Completion of a bought deal public offering: In February 2018, IMV completed a bought deal public offering of common shares of the Corporation, including the exercise of the overallotment option-in-full. An aggregate of 7,187,500 common shares pre-consolidation (2,246,094 post-consolidation) were issued at a price of $2.00 per common share pre-consolidation ($6.40 post-consolidation). IMV raised $14.375 million in gross proceeds.

•	Expanding the management team: The Corporation named Joseph Sullivan to the newly created role of Senior Vice President, Business Development, in February 2018. Mr. Sullivan brings over 25 years of global pharmaceutical and vaccine experience with Merck & Co. Inc. to his new position at IMV.

Anticipated upcoming clinical milestones for the Corporation’s lead product DPX-Survivac include:

•	Phase 1b clinical trial in ovarian cancer with Incyte
o	Oral presentation at the 2018 American Society of Clinical Oncology (ASCO) annual meeting on June 3, 2018

o	Top line clinical results with the 300mg dose of Incyte’s epacadostat at the ASCO meeting
o	Update on the 300mg dose of epacadostat clinical results in Q3 2018

•	Phase 2 clinical trial in ovarian cancer with Merck
o	Preliminary clinical results around mid-year 2018
o	Top line clinical results expected at the end of 2018 or beginning of 2019

•	Phase 2 clinical trial in DLBCL with Merck
o	Preliminary clinical results expected around mid-year
o	Top line clinical results expected at the end of 2018 or beginning of 2019

“We are celebrating the great progress we have recently made, and we anticipate tremendous opportunities that will continue to improve immunotherapy treatment options, particularly in underserved cancers,” continued Mr. Ors. “We are grateful for the continued support of our partners, Incyte and Merck, as well as our shareholders and investors, and look forward to another productive quarter.”

Overview of Q1 2018 Financial Results

The net loss and comprehensive loss of $3,067,000 ($ 0.7 per share) for the three-month period ended March 31, 2018, was $898,000 higher than the net loss and comprehensive loss for three-month period ended March 31, 2017. This relates mainly to a $873,000 increase in research and development (R&D) expenses, a $89,000 increase in business development and investor relations expenses – partly offset by a $111,000 decrease in general and administrative expenses and a $98,000 increase in government assistance in the three-month period ended March 31, 2018.

At March 31, 2018, the Corporation had cash and cash equivalents of $24,019,000 and working capital of $24,057,000, compared with $14,909,000 and $13,627,000, respectively at December 31, 2017. For the three-month period ended March 31, 2018, IMV's cash burn rate (defined as net loss for adjusted for non-cash transactions including amortization, depreciation, accretion of long-term debt and stock-based compensation) was approximately $2.7-million. Based on the current business plan, the Corporation forecasts the cash burn rate to be between $12-million and $14-million for 2018.

As of May 14, 2018, the number of issued and outstanding common shares was 42,960,767. A total of 3,972,700 stock options, warrants, and deferred share units were outstanding on May 14, 2018.

The Corporation's unaudited interim condensed consolidated results of operations, financial condition and cash flows for the three months ended March 31, 2018 and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the reprogramming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently conducting three Phase 2 studies with Incyte and Merck assessing DPX-Survivac as a combination therapy in ovarian cancer and diffuse large B-cell lymphoma. Connect at www.imvaccine.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for IMV:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com